Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
HELD ON OCTOBER 22, 2012

DATE, TIME AND PLACE:  On October 22, 2012, at 1:00 p.m., at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Itaú Unibanco floor, in the city and state of São Paulo.

CHAIRMAN:  Pedro Moreira Salles.

ATTENDANCE:  All elected members of the Board of Directors.

RESOLUTIONS UNANIMOUSLY ADOPTED:

The Board of Directors, pursuant to its attributions as provided by the Bylaws, reviewed and approved the Transactions with Related Parties Policy, which contains rules and procedures to be observed in connection with transactions between Related Parties, in such a manner as to assure that they are agreed under strictly mutual conditions or with compensating pay, according to the best Corporate Governance practices.

CONCLUSION:  The meeting was declared closed and these minutes, having been drafted, read and approved by all, were signed. São Paulo (SP), October 22, 2012. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice Chairmen; Alfredo Egydio Setubal, Candido Botelho Bracher, Demosthenes Madureira de Pinho Neto, Gustavo Jorge Laboissière Loyola, Henri Penchas, Israel Vainboim, Nildemar Secches, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer

MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF OCTOBER 22, 2012	Page 1

Transactions with Related Parties Policy

1. Purpose

The purpose of this Related Parties Transactions Policy (“Policy”) is to establish rules and consolidate procedures with which Itaú Unibanco Holding S.A. (“Itaú Unibanco” or “Company”) must comply in connection with transactions among Related Parties, ensuring equality and transparency in such a manner as to guarantee to shareholders, investors and other stakeholders that Itaú Unibanco is in compliance with the best Corporate Governance practices.

2. Related Parties, Definition

According to the definitions set forth in Technical Notice (“Pronunciamento Técnico”) CPC No. 5 issued by the Accounting Notices Committee (“Comitê de Pronunciamentos Contábeis”) and approved by the Securities Commission (“Comissão de Valores Mobiliários” - “CVM”), as per Deliberation (“Deliberação”) No. 642/10, Related Parties in connection with Itaú Unibanco shall be natural and/or legal entities that:

a)
directly or indirectly, through one or more intermediaries i) control, are controlled by or are under the same control as the Company; or ii) have an interest in the Company that gives them significant influence over the Company;

b)	are the Company’s affiliates as per the Corporations Act (“Lei das Sociedades Anônimas” - “LSA”);

c)	are regarded as key personnel, that is, who hold a management position with the Company, its controlled companies or its controllers;

d)
are, in connection with anyone mentioned in items “a” or “c” i) spouse or partner; ii) forebears, whether by blood (such as parents, grandparents, great-grandparents, etc) or by affinity (such as stepfathers, stepmothers, parents-in-law); ii) descendants, whether by blood (such as children, grandchildren, etc) or by affinity (such as stepchildren, children in law, etc); and iii) relatives up to the second degree, whether by blood (such as siblings, etc) or by affinity(such as brothers or sisters in law, spouses of brothers or sisters in law, etc);

e)	are controlled by anyone covered by items “c” or “d”;

f)	whose equity stock is held at a rate of more than ten (10) percent, whether directly or indirectly, by anyone covered by items “c” or “d”; and

g)
any entity maintaining a post-employment benefits plan for the employees of the Company (e.g.: UBB Prev – Previdência Complementar; Fundação Itaú Unibanco – Previdência Complementar; Fundação BEMGEPREV).

MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF OCTOBER 22, 2012	Page 2

3. Definition of Arm’s Length Conditions, Relevant and Significant Amount

3.1
Arm’s Length Conditions: conditions for which, during negotiations, the following principles have been observed: competitiveness (service prices and conditions compatible with those of the marketplace); compliance (compliance of the services provided with the Company’s contractual terms and responsibilities, as well as with appropriate information security controls); and transparency (appropriate reporting of the agreed conditions and due application thereof, a well as their reflections on the Company’s financials). During negotiations among related parties, the same principles shall apply that drive negotiations the Itaú Unibanco Conglomerate holds with independent parties.

3.2
Relevant Amount: a Relevant Amount shall be that of transactions which, whether as a single contract or successive contracts with the same purpose, reach, within a period of one (1) year, an amount equal to or in excess of one-tenth (0.1) percent of the Company’s equity stock.

3.3
Significant Amount: a Significant Amount shall be that of transactions which, whether as a single contract or successive contracts with the same purpose, reach, within a period of one (1) year, an amount equal to or in excess of one million Brazilian Reais (R$1,000,000.00).

4. Formalization of Transactions between Related Parties

4.1	In transactions involving Related Parties as defined in the present Policy, the following shall be complied with:

a)
transactions shall be at Arm’s Length and compliant with the contents of the present Policy, as well as consistent with the other practices put into place by the Company’s Management, such as the guidelines provided in the Company’s Code of Ethics;

b)	transactions shall be executed in writing, specifying their main characteristics and conditions, such as: overall price, unit price, terms, collateral, taxation, fees, licenses required, etc; and

c)	transactions must be clearly disclosed in Itaú Unibanco’s accounting statements according to the materiality criteria provided by accounting standards.

4.2
In the event that any company in the Itaú Unibanco Conglomerate is engaged as a service provider in transactions between Related Parties, in addition to conditions in sub-item 4.1 above, the Arms Length Conditions applicable to other clients which have the same profile, exposure to risk, volume of resources among other characteristics, shall be practiced.

MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF OCTOBER 22, 2012	Page 3

5. Governance Framework for Transactions between Related Parties

5.1	Where the transaction involves a Relevant Amount for Itaú Unibanco, the following rules shall be complied with in addition to those of the aforementioned item 4:

5.1.1.
The transaction shall be pre-analyzed by a “Committee” made up of 03 (three) members, 02 (two) of which being members of the Board of Directors of Itaú Unibanco deemed as independent and (01) one member of the Company’s Audit Committee. The analytical process may be conducted electronically (e-mail) and shall verify the advantages of the said transaction to Itaú Unibanco.

5.1.2.
The analysis shall be submitted by the “Committee” to the Board of Directors of the Company which shall expressly state an opinion as to its approval. The Board of Directors shall have access to the meeting’s agenda as well as to all documents related to  the transaction between Related Parties, including the analysis prepared by the “Committee”,  at least 7 (seven) consecutive days prior to the holding of the meeting of the Company’s Board of Directors.

5.2
Where the transaction involves a Significant Amount for Itaú Unibanco, in addition to the rules set forth in aforementioned item 4, the transaction shall be submitted to the Itaú Unibanco Ethics and Ombudsman Area, which will provide an opinion according to the flow present at said Area. These transactions will be reported on a quarterly basis to the Board of Directors of Itaú Unibanco.

5.3	The rules provided in the present item shall not apply to companies whose equity capital is directly or indirectly held in full by the Company.

6. Impediment

6.1
The Company’s Management shall abide by the ordinary flow of negotiations and transaction approvals within the Itaú Unibanco Conglomerate, refraining from intervening in such a manner as to influence contracts with Related Parties in a manner not in compliance with said flow.

6.2
In situations where the Transactions between Related Parties match the contents of above sub-item 5.1.2, that is, requiring the approval of the Board of Directors, should any member of the Board be prevented from deliberating on the subject as a result of a conflict of interests, the said member shall declare him- or herself under impediment, explaining his or her involvement in the transaction and providing details on the operation and the parties involved. The impediment shall be entered into the minutes of the meeting of the Board of Directors that deliberates on the transaction.

MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF OCTOBER 22, 2012	Page 4

7. Duty to Disclose

7.1
Pursuant to the contents of Article 247, Law No. 6.404/76 (Corporations Law), of CVM Deliberation No. 642/10 and of National Monetary Committee Resolution No. 3.750/09, the Company shall disclose Transactions with Related Parties, providing sufficient details for the identification of the Related Parties and of any essential or not strictly commutative conditions inherent to the relevant transactions, thereby enabling the Company’s shareholders to inspect and track Itaú Unibanco’s acts of management.

7.2
Said disclosure shall take place in clear and concise form in the explanatory notes to the Company’s Accounting Statements, according to the applicable accounting standards. In addition, the Company shall also be required to disclose Transactions with Related Parties to the marketplace, as provided by the Regulations for Level-One Corporate Governance Listing with the BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange (BM&FBovespa), especially in connection with additional requirements for quarterly periodical information (ITR’s), as well as pursuant to CVM Instruction No. 480/09.

8. Barred Transactions

8.1  Transactions between Related Parties shall be barred in the following cases:

a)	where they are undertaken under conditions other than Arm’s Length;

b)	loans or advances as per articles 34 and 35 of Law No. 4.595/64, and as per article 17 of Law No. 7.492/86 and Central Bank of Brazil Circular Letter No. 30; or

c)
service agreements between the Company and Related Parties that (i) are not the services habitually offered to the Company’s clients, or (ii) involve unjustifiable or disproportionate compensation in terms of the value generated for the Company.

9. Code of Ethics

In addition to the rules set forth in the present Policy, Itaú Unibanco employees shall, in any Transactions with Related Parties, abide by the guidelines provided in the Company’s Code of Ethics.

MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF OCTOBER 22, 2012	Page 5

10. Penalties

Breaches of the present Policy shall be reviewed by the Audit Committee and consequently submitted to the Board of Directors, which will take the applicable steps; furthermore, certain conducts may be criminal offenses, rendering those responsible liable to the penalties of the applicable Law.

11. Policy Updates

The Board of Directors is authorized to update this policy whenever the need may arise as a result of statutory or legislative changes, especially as regards CVM and BM&FBovespa standards for Corporate Governance that may apply to the Company. The present Policy shall enter into force on the current date.

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